Exhibit (a)(5)(D)

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF WESTCHESTER

RICHARD DELMAN, on Behalf of Himself and All Others Similarly Situated, Plaintiff, v. HEWLETT PACKARD ENTERPRISE COMPANY and NEBRASKA MERGER SUB, INC. Defendants.	SUMMONS JURY TRIAL DEMANDED Date Index Number Purchased:

TO THE ABOVE NAMED DEFENDANTS:

YOU ARE HEREBY SUMMONED to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff’s attorney within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Venue is appropriate in this County pursuant to CPLR 503(a).

Dated: New York, New York March 29, 2017	/s/ Richard B. Brualdi Richard B. Brualdi THE BRUALDI LAW FIRM, P.C. 29 Broadway, Suite 2400 New York, NY 10006 Telephone: (212) 952-0602 Facsimile: (212) 952-0608 Email: rbrualdi@brualdilawfirm.com

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF WESTCHESTER

RICHARD DELMAN, on Behalf of Himself and All Others Similarly Situated, Plaintiff, v. HEWLETT PACKARD ENTERPRISE COMPANY AND NEBRASKA MERGER SUB, INC. Defendants.	CLASS ACTION COMPLAINT FOR FAILURE TO DISCLOSE AND EQUITABLE FRAUD JURY TRIAL DEMANDED Date Index Number Purchased:

Plaintiff, as and for his Class Action Complaint, alleges upon personal knowledge as to himself and his own acts, and upon information and belief derived from, inter alia, a review of documents filed with the Securities and Exchange Commission (“SEC”) and publicly available news sources, such as articles in the financial press, as to all other matters, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action (the “Action”) brought on behalf of Plaintiff and the other public stockholders of Nimble Storage Inc. (“Nimble” or the “Company”) common against Hewlett Packard Enterprise Company and its wholly owned subsidiary Nebraska Merger Sub. Inc. (collectively referred to as “HP”).

2. The Action challenges Defendants’ conduct related to HP’s entering into an agreement (the “Sale Agreement”) to purchase Nimble for approximately $1.0 billion in cash pursuant to a Tender Offer followed by a merger (the “Merger”). The Action does not assert any claim of breach of fiduciary duty by any director, officer or employee of Nimble.

3. Rather, in the Action, Plaintiff asserts claims that HP concealed material information from Plaintiff and HP’s other public shareholders in the tender offer statement on Form SC TO-T that HP filed with the SEC and mailed to Nimble’s shareholders in connection with the tender of their stock (the “Tender Offer Statement”). Although no claim is asserted against Nimble’s directors, Plaintiff alleges that the misleading Tender Offer Statement nonetheless “involves” a recommendation by Nimble’s directors with respect to whether Nimble stockholders should tender their shares to HP, because HP’s Tender Offer Statement specifically states that it should be read in conjunction with a Recommendation Statement dated March 17, 2017, that was mailed by Nimble’s directors to Plaintiff and other Nimble stockholders.

4. Specifically, Plaintiff alleges that the Tender Offer Statement is materially misleading because, among other things, it fails to disclose material information concerning: (i) the conflicts of interest of the members of Nimble’s board of directors (the “Board”) that were known to HP; (ii) the conflicts of interest of Nimble’s financial advisor, Goldman Sachs & Co. (“Goldman Sachs”), hired to, among other things, issue an opinion on the fairness of the consideration to be received by Nimble Shareholders pursuant to the Tender Offer and Merger (the “fairness opinion”) that were known to HP; (iii) the conflicts of interest of HP’s director Mr. Marc L. Andreessen, and information concerning his investment in and relationship with Nimble’s large shareholder Sequoia Capital and its affiliates that were known to HP; and (iv) the sale process leading up to entry into the Sale Agreement.

5. Further, Plaintiff alleges that the Defendants knowingly or recklessly made false and misleading statements in the Tender Offer Statement which was mailed to Plaintiff and Nimble’s other public shareholders for such shareholders to rely upon in deciding whether to tender their shares.

JURISDICTION AND VENUE

6. This Court has jurisdiction over the subject matter of this action pursuant to New York Judiciary Law § 140-b.

7. This Court has personal jurisdiction over Defendants because Defendants transact business in New York State and/or their wrongful acts challenged in this complaint were directed toward New York State.

8. In particular, this Court has jurisdiction over HP because the Company has sufficient minimum contacts with New York State as to render the exercise of jurisdiction over HP permissible under the traditional notions of fair play and substantial justice. Specifically, HP’s common stock is traded on the New York Stock Exchange (“NYSE”). Further, HP has announced that, to the extent it takes place at a physical location, the closing of the Merger with Nimble will take place at the offices of Wachtell, Lipton, Rosen & Katz in New York. Additionally, Innisfree M&A Incorporated, the Information Agent hired by HP to, among other things, handle questions and requests for assistance from Nimble’s shareholders relating to the Tender Offer and to disseminate copies of the Tender Offer Statement to Plaintiff and Nimble’s other stockholders, is located in New York at 501 Madison Ave, 20th Floor, New York, New York 10022.

9. Venue is proper in this Court pursuant to CPLR 503(a).

10. This Action is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

PARTIES

11. Plaintiff Richard Delman is the owner of shares of HP common stock and has continuously owned such shares at all relevant times.

12. Defendant Hewlett Packard Enterprise Company is a corporation incorporated in Delaware with its principal executive offices located at 3000 Hanover Street, Palo Alto, California 94304, that trades in New York on the New York Stock Exchange (“NYSE”). Hewlett Packard Enterprise Company’s common stock trades on the NYSE under the symbol “HPE.” This Court has jurisdiction over Hewlett Packard Enterprise Company for the reasons alleged in paragraphs 7-8, and because Hewlett Packard Enterprise Company’s wrongful acts challenged in this Action were directed toward New York.

13. Defendant Nebraska Merger Sub is a wholly owned subsidiary of Hewlett Packard Enterprise Company incorporated in Delaware, and formed by Hewlett Packard Enterprise Company on February 28, 2017 for the sole purpose of consummating the Sale Agreement and Tender Offer. Nebraska Merger Sub’s executive offices are also located at 3000 Hanover Street, Palo Alto, California 94304. This Court has jurisdiction over Nebraska Merger Sub for the reasons alleged in paragraphs 7-8, because Nebraska Merger Sub’s wrongful acts challenged in this Action were directed toward New York, and because the actions sought to be enjoined by Nebraska Merger Sub are scheduled to occur in New York.

CLASS ACTION ALLEGATIONS

14. Plaintiff brings this Action as a class action pursuant to CPLR § 901, et seq. on behalf of himself and all other shareholders of the Company except the Defendants herein, the members of Nimble’s Board of Directors, major Nimble shareholder Sequoia Capital Operations, LLC (together with its affiliates, “Sequoia”), and any person(s), firm(s), trust(s), corporation(s), fund(s) or other entit(ies) related to or affiliated with them as defined under SEC rules, who are or will be threatened with injury arising from Defendants’ actions, as more fully described herein (the “Class”).

15. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff, and can be ascertained only through appropriate discovery, Plaintiff believes there are many hundreds, if not thousands, of Class members. As of March 10, 2017, Nimble had more than 91.9 million shares of common stock outstanding.

16. Plaintiff’s claims are typical of the claims of the Class since Plaintiff and the other members of the Class have and will sustain harm arising out of Defendants’ breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

17. There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual Class members. The predominant questions of law and fact include, among others, whether:

a. the Tender Offer Statement contains material misrepresentations and omissions;

b. Plaintiff and the Class have been damaged and the extent to which they have sustained damages, and what is the proper measure of those damages.

18. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Plaintiff anticipates no difficulty in the management of this action as a class action. Further, the prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying results, which may establish incompatible standards of conduct for Defendants.

SUBSTANTIVE ALLEGATIONS

A. Background of the Sale Agreement and Tender Offer

19. Beginning in November 2016, HP and the members of HP management conspired with Nimble and the members of its management team to cause Nimble to be purchased by HP for insufficient consideration.

20. Throughout negotiation of the Sale Agreement with Nimble, HP insisted on the inclusion of several draconian and preclusive deal protection devices. In this regard, HP insisted on a “no solicitation” provision in the Sale Agreement, which prohibits Nimble from soliciting alternative proposals and severely constrains Nimble’s ability to communicate with potential buyers who submit unsolicited proposals to purchase the Company.

21. Further, HP insisted upon an extremely restrictive “fiduciary out provision” which permits Nimble’s Board to withdraw its approval of the Tender Offer and Sale Agreement only under very limited circumstances, and provides HP with the right to match any superior offer received by the Company.

22. Additionally, in the event that an alternative bidder does submit a superior offer to purchase Nimble that the Company wants to accept, the Sale Agreement requires Nimble to pay a termination fee of $40.8 million to HP.

23. HP has also locked-up the Tender Offer by requiring Nimble’s Board and certain large shareholders, including Sequoia, to enter into a Tender and Support Agreement (the “Support Agreement”). Pursuant to the Support Agreement, the stockholders have agreed to, among other things, tender shares representing approximately 21% of Nimble’s outstanding common stock. Thus, HP has effectively made it extremely unlikely that any bidder for Nimble will come forward with a superior offer that better reflects the true value of the Company and its potential for future growth and success.

24. On March 7, 2016, the same day that Nimble had planned to announced its better than anticipated financial results for the fourth quarter of 2017, HP and Nimble announced that they had entered into the Sale Agreement.

25. The consideration of $12.50 agreed to in the Sale Agreement undervalues Nimble and does not even approach the $14-$15 per share range suggested as fair by Nimble’s own Board of directors during the sale process.

26. Upon information and belief, HP colluded with Nimble and its Board in breach of its fiduciary duties, by insisting on timing the announcement of the Sale Agreement on or before the public release of Nimble’s successful fourth quarter in order to distract shareholders from the insufficient $12.50 per share price.

27. In this regard, Nimble’s financial results for the fourth quarter of the fiscal year exceeded both the Company’s own projected guidance as well as the estimates of the 19 analysts that cover Nimble. Specifically, Nimble had 4th quarter 2017 revenues totaling 117.03 million compared to the $113.59 million analysist consensus. Nimble’s own management had only projected total revenue of $112 million to $115 million for the 4th quarter. Plaintiff alleges that Nimble’s management knew that, once the Company’s fourth quarter results were announced, analysts would update their views of the Company’s value, and the Company’s stock price would rise in response to the better than expected results. As a result, the $12.50 per share price agreed to in the Sale Agreement would clearly be seen as insufficient by the public. This is why Nimble and HP repeatedly pushed to finalize and announce the deal no later than March 7, 2017. Indeed, the Tender Offer Statement even discloses that “it was important . . . that the transaction be announced prior to the start of trading on March 7, 2017 when Nimble . . . was scheduled to announce its earnings report with respect to the fourth quarter of the fiscal year ended January 31, 2017.”

28. Thus, in order to succeed with its plan to purchase Nimble on the cheap, HP rushed through the sale process in order to enter into and announce the Tender Offer and Sale Agreement no later than March 7, 2017.

B. The Materially Deficient and/or Misleading Tender Offer Statement

29. In connection with the Tender Offer, HP has knowingly and/or recklessly made false and misleading statements in, and has omitted material information from, the Tender Offer Statement that it filed with the SEC and mailed to Plaintiff and Nimble’s other public shareholders in connection with soliciting shareholders to tender their shares, a Tender Offer Statement that they told Plaintiff and HP’s other stockholders should be read in conjunction with the Recommendation Statement mailed by Nimble’s directors. In this regard, the Tender Offer Statement (even when read in conjunction with the Recommendation Statement) is deficient in that it, among other things, contains the following materially inaccurate or incomplete information:

(i)	The Tender Offer Statement states in bold at page 10 thereof that “[u]nder no circumstances” will any interest be paid by HP to Plaintiff and Nimble’s other stockholders.

This statement is materially incorrect because applicable statute requires that interest be paid to any Nimble stockholder who seeks appraisal of his, her or its stock instead of tendering into the Tender Offer. Information regarding whether a stockholder who seeks appraisal is entitled to interest is material to that stockholder’s decision whether to seek appraisal or tender into the Tender Offer and must be accurately disclosed.

(ii)	The Tender Offer Statement states at page 14 that “in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders . . . .” (emphasis added).

This statement is materially incorrect because the SEC has issued formal “interpretative guidance” that the date the material change is first made to the Tender Offer Statement is counted as the first of the five days that the tender offer must remain open. Therefore, the tender offer must remain open only four business days from any material change made to the Tender Offer Statement. Statements as to the SEC’s legal requirements pertaining to tender offers are material to whether stockholders tender their shares into such tenders and must be accurately disclosed.

(iii)	The Tender Offer Statement states (through incorporating the Recommendation Statement) that Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Nimble, Hewlett Packard, any of their respective affiliates and third parties or any currency or commodity that may be involved in the Tender Offer and Sale Agreement for the accounts of Goldman Sachs and its affiliates and employees and their customers. The Tender Offer Statement is deficient because it fails to disclose that Goldman Sachs and its affiliates do in fact hold positions in the securities and/or other financial instruments of HP, and indeed held over 13 million shares of HP as of December 31, 2016.

Information concerning the conflicts of interest of Nimble’s financial advisors, whose fairness opinion is being touted to shareholders, is material and must be disclosed so that Plaintiff and Nimble’s other shareholders can determine how much weight to give the fairness opinion.

(iv)	According to the Tender Offer Statement, it is possible that certain members of Nimble Storage’s current management team will enter into new employment arrangements with HP or the Surviving Corporation after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Tender Offer and will not become effective until after consummation of the Sale Agreement. The Tender Offer Statement is deficient because neither it (nor the incorporated Recommendation Statement) disclose (a) the full extent of any and all discussions had with members of Nimble management and/or its Board regarding potential employment following consummation of the Sale Agreement, (b) the timing of all such discussions, (c) the participants in all such discussions, and (d) whether HP currently expects any Nimble executives or directors to stay on following consummation of the Sale Agreement.

Information concerning the conflicts of interest of Nimble’s directors is material and must be disclosed.

(v)	According to the Tender Offer Statement, Marc L. Andreessen, a director of HP, is an indirect investor in Sequoia Technology Partners XII, L.P., which owns 189,900 Shares and is one of the Supporting Stockholders that is party to the Support Agreement. Mr. Andreessen indirectly owns approximately 1.6% of the outstanding limited partnership interests of Sequoia Technology Partners XII, L.P. through a family investment vehicle. Mr. Andreessen does not have beneficial ownership over any Shares. The Tender Offer Statement is deficient because neither it (nor the incorporated Recommendation Statement) disclose the full extent of Mr. Andreessen’s affiliation with Sequoia Technology Partners XII, L.P. and its affiliates, including (a) whether he has an executive or managerial role at Sequoia Technology Partners XII, L.P. or any of its affiliates, (b) the full extent of his prior contact and relationship with Sequoia’s representative on Nimble’s Board, James J. Goetz, and (c) the substance and timing of any conversations held between Mr. Andreessen and Mr. Goetz pertaining to a possible transaction between HP and Nimble.

This information is material and must be disclosed so that Nimble’s shareholders can determine whether or not the members of the Board complied with their fiduciary duties to shareholders.

(vi)	According to the Tender Offer Statement, it was important that the transaction with HP be announced prior to the start of trading on March 7, 2017, when Nimble was scheduled to announce its earnings report with respect to the fourth quarter of the fiscal year ended January 21, 2017. The Tender Offer Statement is deficient because neither it (nor the incorporated Recommendation Statement) disclose that Nimble exceeded earnings estimates for the fourth quarter of 2017, with revenue of $117 million and a non-GAAP net loss of $10.9 million, or $0.12 per share, as compared to consensus estimates which had called for a $113.5 million in sales and an adjusted net loss of $0.14 per share, and that the announcement of the merger for the $12.50 share price was timed to distract from the fact that the Company is out performing analyst and internal projections, and therefore is likely worth much more than the stock price immediately before announcing the Tender Offer and Merger.

This information is material and must be disclosed so that Nimble shareholders can determine whether Nimble’s Board complied with their fiduciary duties of care, loyalty, and their duty to maximize value for shareholders.

FIRST CAUSE OF ACTION

CLAIM FOR FAILURE TO DISCLOSE

(Against HP)

30. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

31. Under applicable law, by mailing the Tender Offer Statement to Plaintiff and Nimble’s stockholders, HP assumed a duty to make sure that the information disclosed in the Tender Offer Statement was neither false or misleading.

32. HP has failed to comply with that duty here.

33. As a result, Plaintiff and the Class have been and will be damaged, and further will be irreparably harmed absent injunctive relief.

SECOND CAUSE OF ACTION

CLAIM FOR EQUITABLE FRAUD

(Against HP)

34. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

35. By reason of the foregoing, HP has knowingly or recklessly made false and misleading statements regarding the Sale Agreement and Tender Offer in the Tender Offer Statement sent to Nimble Shareholders soliciting their shares of Nimble common stock.

36. HP has also omitted material information from the Tender Offer Statement.

37. Nimble and HP have asked Nimble shareholders to rely upon the Tender Offer Statement in making their decision on whether or not to tender their shares pursuant to the Tender Offer.

38. Plaintiff and the members of the purported Class have relied and are relying upon the accuracy of such statements to their detriment.

39. As a result, Plaintiff and the Class have been damaged, and will be irreparably injured absent injunctive relief.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A. determining that this action is a proper class action and that Plaintiff is a proper class representative under CPLR §§ 901, et. seq.;

B. declaring that Defendants have failed to comply with their duties and obligations to Nimble’s stockholders;

C. declaring that Defendants have knowingly or recklessly made false and/or misleading statements in the Tender Offer Statement;

D. requiring HP to make corrective and complete disclosures or enjoining or unwinding the Sale Agreement if they do not;

E. awarding Plaintiff and the Class rescissory and other damages as allowed by law;

F. awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and

G. granting such other relief as the Court may find just and proper.

Dated: New York, New York March 29, 2017	/s/ Richard B. Brualdi Richard B. Brualdi THE BRUALDI LAW FIRM, P.C. 29 Broadway, Suite 2400 New York, NY 10006 Telephone: (212) 952-0602 Facsimile: (212) 952-0608 Email: rbrualdi@brualdilawfirm.com